Exhibit 99.3

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.

(D-MARKET ELECTRONIC SERVICES AND TRADING)

EXPLANATORY NOTES ON THE AGENDA AND

INFORMATION ABOUT THE EXTRAORDINARY GENERAL

ASSEMBLY OF THE SHAREHOLDERS OF D-MARKET

TO BE HELD ON AUGUST 14, 2026

Shareholders in D-Market Elektronik Hizmetler ve Ticaret A.Ş. (the “Company”) are invited to attend the Extraordinary General Assembly Meeting of Shareholders (the “General Assembly”) to be held on August 14, 2026, at 11.00 (local time) at Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi No:12 Trump Towers Tower No:2 Floor:2 Şişli/İstanbul, the Republic of Türkiye.

Agenda of the General Assembly and Other Information

1.	Opening of the meeting and election of the General Assembly Meeting Chairmanship

The General Assembly Chairman shall be elected by the Company’s shareholders as set forth by the Regulation on the Principles and Procedures for General Assembly Meetings of Joint Stock Companies and the Representatives of the Ministry Attending Such Meetings (the “Regulation”) issued under the Turkish Commercial Code No: 6102 (the “TCC”), as well as the Articles of Association and the Internal Directive on the Working Principles of the General Assembly of the Company. Once the General Assembly Chairman is elected by the Company’s shareholders, the Chairman shall appoint the Minutes Clerk and Vote Collector.

2.	Authorization of the General Assembly Meeting Chairman to sign the minutes of the meeting

The Company’s shareholders attending the General Assembly shall vote to authorize the General Assembly Chairmanship to sign the minutes of the General Assembly.

3.	Discussion of increasing the Company’s current total share capital and matters of pre-emptive rights as per Article 461/2 of the TCC and amendment of Article 6 of the Company’s Articles of Association titled “Capital” as set forth in the “New Text”

The Company’s shareholders shall vote to amend Article 6 titled “Capital” of the Company’s Articles of Association to increase the share capital in an aggregate amount of TRY 9,321,419,250.00 of which TRY 14,285,700.00 shall be allocated to the nominal value of the newly issued shares and the remaining TRY 9,307,133,550.00 shall be allocated to the share premium. The share capital increase shall be subscribed to, and paid in full, by the Company’s shareholders (except as set forth in the following paragraph), in cash and prior to the registration of the General Assembly’s resolution with the Istanbul Trade Registry Directorate.

Considering that the participation of The Bank of New York Mellon in the proposed share capital increase would require a public offering to be conducted in the United States under the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended, and that such an offering would entail significant time and costs, which would adversely affect the Company’s financial condition and expose the Company to additional potential liabilities associated with the offering, and further considering that the purpose of the share capital increase is to provide additional financing to the Company in the most efficient manner and to avoid imposing additional financial burdens on the Company, it is proposed to disapply for just cause The Bank of New York Mellon’s pre-emptive rights in connection with the share capital increase pursuant to Article 461/2 of the TCC.

According to the new text of Article 6, the nominal share capital of the Company shall be increased from TRY 72,368,116.80, divided into 361,840,584 shares each with a nominal value of TRY 0.20 (20 Kuruş), to TRY 86,653,816.80, divided into 433,269,084 shares each with a nominal value of TRY 0.20 (20 Kuruş).

The proposed amendments to Article 6 of the Company’s Articles of Association are attached to this Explanatory Note in comparative form.

4.	Closing of the Meeting

There are no issues to be voted on under Item 4 of the Extraordinary General Assembly Agenda.

Annex 1: D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi Draft Amendments to the Articles of Association.

Annex-1: AMENDMENT TEXT / FORMER TEXT:

Article 6- CAPITAL

The issued-up share capital of the Company is TRY 72,368,116.80 divided into 361,840,584 shares each with a nominal value of TRY 0.20 (20 Kuruş).

The former share capital of the Company, which is TRY 65,199,658, divided into 325,998,290 shares each with a nominal value of TRY 0.20 (20 Kuruş) is fully paid in by the shareholders.

As to the newly increased share capital in the amount of TRY 4,171,960,010.85, the portion corresponding to TRY 7,168,458.80, as nominal value and TRY 4,164,791,552.05, as share premium has been subscribed, and fully paid by the Company’s shareholders in cash prior to the registration of the general assembly resolution with the İstanbul Trade Registry Directorate.

The Company has adopted the registered capital system as per the provisions of the Turkish Commercial Code numbered 6102. The ceiling of the registered capital is TRY 280,000,000.00 and is represented by 1,400,000,000 registered shares each having a nominal value of TRY 0.20 (20 Kuruş). The board of directors is authorized to increase the Company’s issued capital by way of issuance of new shares up to the registered capital ceiling, in line with the Turkish Commercial Code. The term of authority is until May 5, 2026. If the permitted registered capital ceiling is not reached by such date, in order for the board of directors to pass a resolution for capital increase after May 5, 2026, the board of directors must obtain authorization from the general assembly for a new term for the previously permitted registered capital ceiling or a new amount registered capital ceiling. In case of failure to obtain such authorization, the Company shall be deemed to exit the registered capital system.

Until May 5, 2026, the Board of Directors is authorized to pass resolutions on matters regarding increase of the issued capital through issuance of new shares, restriction of shareholders’ right to acquire new shares, issuance of shares with a value above the nominal value, provided that the registered capital ceiling is not exceeded. The authority to restrict acquisition of new shares may not be exercised in a manner to cause inequality among the shareholders. The board resolution regarding capital increase shall be announced as stipulated in the announcement article of the articles of association.

Annex-1: AMENDMENT TEXT/ NEW TEXT:

Article 6- CAPITAL

The share capital of the Company is TRY 86,653,816.80 divided into 433,269,084 shares each with a nominal value of TRY 0.20 (20 Kuruş). All of these shares are registered shares.

The former share capital of the Company, which is TRY 72,368,116.80 divided into 361,840,584 shares each with a nominal value of TRY 0.20 (20 Kuruş) is fully paid in by the shareholders.

The newly increased share capital in the amount of TRY 9,321,419,250.00, which comprises of TRY 14,285,700.00 as nominal value and TRY 9,307,133,550.00 as share premium, has been subscribed, and fully paid in by the Company’s shareholders in cash prior to the registration of the general assembly resolution with the Istanbul Trade Registry Directorate.

The Board of Directors may issue share certificates in various denominations representing more than one share.

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